Exhibit 99.2


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2005

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2005




                                                                           PAGE

ACCOUNTANTS' REVIEW REPORT                                                   1

BALANCE SHEETS                                                               2

STATEMENTS OF OPERATIONS                                                     3

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                                 4

STATEMENTS OF CASH FLOWS                                                     5

NOTES TO FINANCIAL STATEMENTS                                              6-15

[DELOITTE LOGO]
                                                   Brightman Almagor
                                                   1 Azrieli Center
                                                   Tel Aviv 67021
                                                   P.O.B. 16593, Tel Aviv 61164
                                                   Israel

                                                   Tel: +972 (3) 608 5555
                                                   Fax: +972 (3) 609 4022
                                                   info@deloitte.co.il
                                                   www.deloitte.com



The Board of Directors
Tower Semiconductor Ltd.
MIGDAL HA'EMEK

Gentlemen:

               Re:  Review of Unaudited Condensed Interim
                    CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2005

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Tower Semiconductor Ltd. and subsidiary ("the Company"), as follows:

-    Balance sheet as of March 31, 2005.

-    Statement of operations for the three months ended March 31, 2005.

- Statement of changes in shareholders' equity for the three months ended March 31, 2005.

-    Statement of cash flows for the three months ended March 31, 2005.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the interim financial statements for them to be deemed financial statements prepared in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position and results of operations as of the date and for the period presented is summarized in Note 5.

Respectfully submitted,

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 26, 2005

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                                                       AS OF MARCH 31,          DECEMBER 31,
                                                                                   ------------------------      ---------
                                                                                     2005            2004          2004
                                                                                   ---------      ---------      ---------
                                                                                        (UNAUDITED)
                                                                                   ------------------------
A S S E T S

     CURRENT ASSETS
         CASH AND CASH EQUIVALENTS                                                 $  34,507      $  11,346      $  27,664
         SHORT-TERM INTEREST-BEARING DEPOSITS                                              -          3,000              -
         DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                     17,614         78,265         53,793
         TRADE ACCOUNTS RECEIVABLE                                                    12,141         15,555         19,286
         OTHER RECEIVABLES                                                             9,430         14,852         11,365
         INVENTORIES                                                                  21,624         21,584         25,669
         OTHER CURRENT ASSETS                                                            861          2,342          1,818
                                                                                   ---------      ---------      ---------
             TOTAL CURRENT ASSETS                                                     96,177        146,944        139,595
                                                                                   ---------      ---------      ---------

     LONG-TERM INVESTMENTS
         LONG-TERM INTEREST-BEARING DEPOSITS
             DESIGNATED FOR FAB 2 OPERATIONS                                           5,071          4,734          5,134
         OTHER LONG-TERM INVESTMENT                                                        -          6,000              -
                                                                                   ---------      ---------      ---------
                                                                                       5,071         10,734          5,134
                                                                                   ---------      ---------      ---------

     PROPERTY AND EQUIPMENT, NET                                                     587,707        566,821        609,296
                                                                                   ---------      ---------      ---------

     OTHER ASSETS, NET                                                                92,478        105,397         93,483
                                                                                   =========      =========      =========

                TOTAL ASSETS                                                       $ 781,433      $ 829,896      $ 847,508
                                                                                   =========      =========      =========


LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         TRADE ACCOUNTS PAYABLE                                                    $  53,249      $  45,051      $  65,326
         CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                                  6,575              -              -
         OTHER CURRENT LIABILITIES                                                     9,625          8,198         10,678
                                                                                   ---------      ---------      ---------
                TOTAL CURRENT LIABILITIES                                             69,449         53,249         76,004

     LONG-TERM DEBT                                                                  497,000        431,000        497,000

     CONVERTIBLE DEBENTURES                                                           19,724         24,933         26,651

     LONG-TERM LIABILITY IN RESPECT
          OF CUSTOMERS' ADVANCES                                                      63,326         45,830         64,428

     OTHER LONG-TERM LIABILITIES                                                      19,274          8,167         15,445
                                                                                   ---------      ---------      ---------
                TOTAL LIABILITIES                                                    668,773        563,179        679,528
                                                                                   ---------      ---------      ---------

     SHAREHOLDERS' EQUITY
         ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
             250,000,000, 150,000,000 AND 250,000,000 SHARES, RESPECTIVELY;
             ISSUED 66,999,796, 66,882,383 AND 66,999,796 SHARES, RESPECTIVELY        16,274         16,248         16,274
         ADDITIONAL PAID-IN CAPITAL                                                  517,476        516,962        517,476
         SHAREHOLDER RECEIVABLES                                                         (26)           (26)           (26)
         ACCUMULATED DEFICIT                                                        (411,992)      (257,395)      (356,672)
                                                                                   ---------      ---------      ---------
                                                                                     121,732        275,789        177,052
         TREASURY STOCK, AT COST - 1,300,000 SHARES                                   (9,072)        (9,072)        (9,072)
                                                                                   ---------      ---------      ---------
                TOTAL SHAREHOLDERS' EQUITY                                           112,660        266,717        167,980
                                                                                   =========      =========      =========

                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 781,433      $ 829,896      $ 847,508
                                                                                   =========      =========      =========


See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



                                                  THREE MONTHS ENDED         YEAR ENDED
                                                       MARCH 31,            DECEMBER 31,
                                               ------------------------      ---------
                                                  2005           2004           2004
                                               ---------      ---------      ---------
                                                     (UNAUDITED)
                                               ------------------------
SALES                                          $  23,167      $  27,247      $ 126,055

COST OF SALES                                     61,214         50,149        228,410
                                               ---------      ---------      ---------

        GROSS LOSS                               (38,047)       (22,902)      (102,355)
                                               ---------      ---------      ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                      4,763          3,505         17,053
     MARKETING, GENERAL AND ADMINISTRATIVE         4,528          5,591         21,297
                                               ---------      ---------      ---------

                                                   9,291          9,096         38,350
                                               =========      =========      =========

        OPERATING LOSS                           (47,338)       (31,998)      (140,705)

FINANCING EXPENSE, NET                            (8,175)        (6,531)       (29,745)

OTHER INCOME, NET                                    193             38         32,682
                                               ---------      ---------      ---------

               LOSS FOR THE PERIOD             $ (55,320)     $ (38,491)     $(137,768)
                                               =========      =========      =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                            $   (0.84)     $   (0.61)     $   (2.13)
                                               =========      =========      =========

     LOSS USED TO COMPUTE
         BASIC LOSS PER SHARE                  $ (55,320)     $ (38,484)     $(137,768)
                                               =========      =========      =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS         65,700         63,026         64,717
                                               =========      =========      =========

See notes to condensed interim consolidated financial statements.

                            TOWER SEMICONDUCTOR LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



                                                                                         PROCEEDS
                                                    ORDINARY SHARES        ADDITIONAL       ON
                                                 -----------------------    PAID-IN     ACCOUNT OF
                                                   SHARES      AMOUNT       CAPITAL    SHARE CAPITAL
                                                 ----------   ----------   ----------   ---------
         BALANCE - JANUARY 1, 2005               66,999,796   $   16,274   $  517,476   $       -

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

LOSS FOR THE PERIOD
                                                 ----------   ----------   ----------   ---------
         BALANCE - MARCH 31, 2005 (UNAUDITED)    66,999,796   $   16,274   $  517,476   $       -
                                                 ==========   ==========   ==========   =========

         BALANCE - JANUARY 1, 2004               52,996,097   $   13,150   $  427,881   $  16,428

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                2,346,786          527       15,901     (16,428)
ISSUANCE OF SHARES, NET OF RELATED COST -
     PUBLIC OFFERING                             11,444,500        2,550       72,536
EXERCISE OF SHARE OPTIONS                            95,000           21          644
LOSS FOR THE PERIOD
                                                 ----------   ----------   ----------   ---------
         BALANCE - MARCH 31, 2004 (UNAUDITED)    66,882,383   $   16,248   $  516,962   $       -
                                                 ==========   ==========   ==========   =========

         BALANCE - JANUARY 1, 2004               52,996,097   $   13,150   $  427,881   $  16,428

CHANGES DURING 2004:

ISSUANCE OF SHARES                                2,463,949          553       16,414     (16,428)
ISSUANCE OF SHARES, NET OF RELATED COST -
     PUBLIC OFFERING                             11,444,500        2,550       72,536
EXERCISE OF SHARE OPTIONS                            95,250           21          645
LOSS FOR THE YEAR
                                                 ----------   ----------   ----------   ---------
         BALANCE - DECEMBER 31, 2004             66,999,796   $   16,274   $  517,476   $       -
                                                 ==========   ==========   ==========   =========





                                               SHAREHOLDER
                                               RECEIVABLES
                                                  AND
                                                UNEARNED   ACCUMULATED    TREASURY
                                              COMPENSATION   DEFICIT        STOCK        TOTAL
                                                 ------    -----------    ---------    ----------
         BALANCE - JANUARY 1, 2005               $  (26)   $  (356,672)   $  (9,072)   $  167,980

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

LOSS FOR THE PERIOD                                            (55,320)                   (55,320)
                                                 ------    -----------    ---------    ----------
         BALANCE - MARCH 31, 2005 (UNAUDITED)    $  (26)   $  (411,992)   $  (9,072)   $  112,660
                                                 ======    ===========    =========    ==========

         BALANCE - JANUARY 1, 2004               $  (26)   $  (218,904)   $  (9,072)   $  229,457

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                              -
ISSUANCE OF SHARES, NET OF RELATED COST -
     PUBLIC OFFERING                                                                       75,086
EXERCISE OF SHARE OPTIONS                                                                     665
LOSS FOR THE PERIOD                                            (38,491)                   (38,491)
                                                 ------    -----------    ---------    ----------
         BALANCE - MARCH 31, 2004 (UNAUDITED)    $  (26)   $  (257,395)   $  (9,072)   $  266,717
                                                 ======    ===========    =========    ==========

         BALANCE - JANUARY 1, 2004               $  (26)   $  (218,904)   $  (9,072)   $  229,457

CHANGES DURING 2004:

ISSUANCE OF SHARES                                                                            539
ISSUANCE OF SHARES, NET OF RELATED COST -
     PUBLIC OFFERING                                                                       75,086
EXERCISE OF SHARE OPTIONS                                                                     666
LOSS FOR THE YEAR                                             (137,768)                  (137,768)
                                                 ------    -----------    ---------    ----------
         BALANCE - DECEMBER 31, 2004             $  (26)   $  (356,672)   $  (9,072)   $  167,980
                                                 ======    ===========    =========    ==========


See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



                                                                                           THREE MONTHS ENDED           YEAR ENDED
                                                                                                MARCH 31,               DECEMBER 31,
                                                                                       --------------------------        ---------
                                                                                          2005            2004             2004
                                                                                       ---------        ---------        ---------
                                                                                              (UNAUDITED)
                                                                                       --------------------------
CASH FLOWS - OPERATING ACTIVITIES

     LOSS FOR THE PERIOD                                                               $ (55,320)       $ (38,491)       $(137,768)
     ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
        TO NET CASH USED IN OPERATING ACTIVITIES:
            INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
               DEPRECIATION AND AMORTIZATION                                              34,594           26,929          121,067
               EFFECT OF INDEXATION AND TRANSLATION ON
                   CONVERTIBLE DEBENTURES                                                   (403)            (900)             676
               OTHER INCOME, NET                                                            (193)             (38)         (32,682)
            CHANGES IN ASSETS AND LIABILITIES:
               DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                            7,145           (3,924)          (7,655)
               DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS           2,036           (1,748)            (413)
               DECREASE (INCREASE) IN INVENTORIES                                          4,045           (2,202)          (6,287)
               INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                              (1,051)           3,309              404
               DECREASE IN OTHER CURRENT LIABILITIES                                      (1,263)          (1,366)            (970)
               INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                           (567)           2,232            9,344
                                                                                       ---------        ---------        ---------
                                                                                         (10,977)         (16,199)         (54,284)
               INCREASE (DECREASE) IN LONG-TERM LIABILITY
                   IN RESPECT OF CUSTOMERS' ADVANCES, NET                                   (106)            (517)          19,384
                                                                                       ---------        ---------        ---------
                   NET CASH USED IN OPERATING ACTIVITIES                                 (11,083)         (16,716)         (34,900)
                                                                                       ---------        ---------        ---------

CASH FLOWS - INVESTING ACTIVITIES

     DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
        INTEREST-BEARING DEPOSITS, NET                                                    36,242          (34,109)         (10,037)
     INVESTMENTS IN PROPERTY AND EQUIPMENT                                               (19,650)         (25,254)        (154,975)
     INVESTMENT GRANTS RECEIVED                                                            3,488            2,511           32,636
     PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                         346               38            2,626
     INVESTMENTS IN OTHER ASSETS                                                          (2,500)            (702)            (702)
     INCREASE IN DEPOSITS, NET                                                                 -           (3,000)               -
     PROCEEDS FROM SALE OF  LONG-TERM INVESTMENT                                               -                -           38,677
                                                                                       ---------        ---------        ---------
                   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                    17,926          (60,516)         (91,775)
                                                                                       ---------        ---------        ---------

CASH FLOWS - FINANCING ACTIVITIES

     PROCEEDS FROM ISSUANCE OF SHARES, NET                                                     -           75,465           75,225
     PROCEEDS FROM LONG-TERM DEBT                                                              -                -           66,000
     PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                                   -              665              666
                                                                                       ---------        ---------        ---------
                   NET CASH PROVIDED BY FINANCING ACTIVITIES                                   -           76,130          141,891
                                                                                       =========        =========        =========

            INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               6,843           (1,102)          15,216
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                           27,664           12,448           12,448
                                                                                       ---------        ---------        ---------

            CASH AND CASH EQUIVALENTS - END OF PERIOD                                  $  34,507        $  11,346        $  27,664
                                                                                       =========        =========        =========

NON-CASH ACTIVITIES

     INVESTMENTS IN PROPERTY AND EQUIPMENT                                             $   9,205        $  16,259        $  47,675
                                                                                       =========        =========        =========
     INVESTMENTS IN OTHER ASSETS                                                       $   1,283        $      35
                                                                                       =========        =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     CASH PAID DURING THE PERIOD FOR INTEREST                                          $   8,316        $   6,531        $  25,205
                                                                                       =========        =========        =========
     CASH PAID DURING THE PERIOD FOR INCOME TAXES                                      $       4        $      36        $     130
                                                                                       =========        =========        =========


See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1) The unaudited condensed interim consolidated financial statements as of March 31, 2005 and for the three months then ended ("interim financial statements") of Tower Semiconductor Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

          (2) The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel ("Israeli GAAP"), which, as applicable to these interim financial statements, differ in certain respects from GAAP in the United States of America ("U.S. GAAP"), as indicated in Note 5. The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in (3) below.

          (3) RECENT ACCOUNTING PRONOUNCEMENT BY THE ISRAELI ACCOUNTING STANDARDS BOARD

               ACCOUNTING STANDARD NO. 19 "TAXES ON INCOME" - In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "INCOME TAXES" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing taxes on income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard is accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of the Standard did not affect the Company's financial position, results of operations and cash flows.

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY (FAB 2)

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"). Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of $1,269,000 of financing for Fab 2.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)


NOTE 1 - GENERAL (cont.)

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY (FAB 2)
          (cont.)

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, risks and uncertainties, see Note 12A to the 2004 audited consolidated financial statements.

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In the first quarter of 2005 and in recent years, the Company has experienced significant recurring losses from operations and recurring negative cash flows from operating activities and an increasing accumulated deficit. According to the Company's recently approved short-term working plan and based on the current prevailing semiconductor market conditions, assuming no funds are raised based on the Letter of Intent ("LOI") described below or otherwise, the Company foresees to be in a cash shortage. In addition, for details concerning management's current estimation that the Company may not comply with certain of the financial ratios and covenants for the third quarter of 2005 and thereafter contemplated in a letter agreement signed between the Company and the Banks in January 2005, see Note 3B below and Note 12A(6) to the 2004 audited consolidated financial statements.

          In light of the above described, the Company has been taking comprehensive measures to obtain the needed funds for its ongoing operations in the near future, as well as measures to reduce its short-term liabilities. The Company has also implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in March 2005, the Company completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In this regard, the Company, certain of its Equity Investors, Wafer Partners, and its Banks are holding discussions for additional funding for the Company in the amount of approximately $60,000. Accordingly, in May 2005, an LOI was signed between the Company and its Banks which states that financing in the amount of up to $30,000 will be provided by the Banks to the Company, subject to a similar amount being raised by the Company from investors. As of the approval date of the interim financial statements, certain of the Company's Equity Investors and Wafer Partners have informed the Company of their willingness to invest $23,500 towards such funding by investors. The LOI is further subject to reaching a definitive amendment to the Facility Agreement. The execution of a definitive amendment to the Facility Agreement is subject, among other matters, to all required internal approvals by the Banks, including the approval of their boards of directors. The Company's management estimates that it is probable that the LOI will materialize into a definitive amendment to the Facility Agreement and that the Equity Investors and Wafer Partners will invest the funds as described above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)


NOTE 2 - MAJOR CUSTOMERS

          Sales to major customers as a percentage of total sales were as follows:

                                Three Months Ended
                                      March 31,
                                      ---------
                                   2005      2004
                                   ----      ----
                                     (Unaudited)

          Customer A                42%       29%
          Customer B                12         2
          Customer C                 1        18
          Other customers (*)       18        30

          (*) Represents sales to five different customers each of whom accounted for between 1% and 7% of sales during the three months ended March 31, 2005, and to five different customers (each of whom accounted for between 5% and 8%) during the three months ended March 31, 2004.


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2

     A.   APPROVED ENTERPRISE STATUS

          Under the terms of the approved enterprise program for Fab 2, the Company is eligible to receive grants of 20% of up to $1,250,000 invested in Fab 2 plant and equipment, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $154,135 has been already received from the Investment Center.

          Under the terms of the program, investments in respect of Fab 2 may be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2, prevailing market conditions and slower than planned ramp-up, as of March 31, 2005, the Company completed approximately 70% of the investments under the approved enterprise program. Currently, the Company does not expect to complete Fab 2 investments by the end of 2005. Accordingly, and as a result of the Company's actual investments lagging behind the original terms of the program, the Company notified the Investment Center of its revised investment schedule contemplated in an updated plan for the construction and equipping Fab 2. Such plan reflects, among other things, a reduced rate of annual investments and lower Fab 2 sales than originally planned. In July 2004, the Company received from the Investment Center an approval to the revised investment schedule.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     A.   APPROVED ENTERPRISE STATUS (cont.)

          Since the approved investment period of five years ends on December 31, 2005, the Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to allow for the extension of the approved investment period beyond December 31, 2005, or to approve a new expansion program that shall commence on January 1, 2006. During 2005, the Company received letters from the Israeli Minister of Industry, Trade and Employment and from the General Manager of the Investment Center stating that they will act under Israeli law to support such extension or expansion. In April 2005, at the Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. As of the approval date of the interim financial statements, the process of reviewing the revised business plan is in its early stages, and the Company's management cannot estimate the outcome of the Company's efforts to obtain approval of an extension of the Fab 2 approved enterprise program or of a new expansion program.

     B.   FACILITY AGREEMENT - FINANCIAL RATIOS AND COVENANTS AND ADDITIONAL
          FUNDING

          In January 2005, the Company and its Banks signed a waiver letter agreement according to which the Banks waived the Company's non-compliance with certain financial ratios and covenants for the fourth quarter of 2004. The agreement signed also amended certain of the financial ratios and covenants the Company is to comply with during 2005.

          As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility Agreement. Management currently estimates that the Company may not comply with certain of the financial ratios and covenants for the third quarter of 2005 and thereafter. However, management estimates that following the signing of the Letter of Intent described in note 1C above, it is probable that satisfactory arrangements with the Banks concerning the financial ratios and covenants for these periods will be achieved. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. Achieving arrangements with the Banks is material for the continuation of equipping, operating and construction of Fab 2.

          The Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the balance sheet date amounted to $497,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their lien against all of the Company's assets.

          For a LOI signed with the Banks, see Note 1C above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS

     A.   CLASS ACTION

          In August 2004, the United States District Court dismissed the class action filed in July 2003 by certain of the Company's shareholders in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors ("the Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. In December 2004, one of the lead plaintiffs filed an appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and is vigorously contesting it.

     B.   SHARE OPTION PLANS

          (1) OPTIONS GRANTED TO DIRECTORS - In accordance with the Company's share option plan for directors, 80,000 options were granted in February 2005 to two newly appointed directors to the Company's Board of Directors (40,000 options each) at an exercise price of $1.87, which equals the market price of the Company's shares on the grant date. As of the approval date of the interim financial statements, 240,000 options were outstanding under the plan, with a weighted average exercise price of $6.08.

          (2) EXPIRATION OF OPTIONS GRANTED TO THE COMPANY'S FORMER CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER - Due to the resignation of the Company's former Chairman of the Board of Directors and Chief Executive Officer, all of the 1,043,000 options which were granted to him are fully forfeited as of May 2005.

          (3)  OPTIONS TO THE COMPANY'S NEW CHIEF EXECUTIVE OFFICER AND DIRECTOR
               - In April 2005, the Company's Board of Directors approved the grant of options to purchase up to 1,325,724 Ordinary Shares to the Company's new appointed Chief Executive Officer ("CEO"), who was also appointed as a director. These options are exercisable at an exercise price of $1.56, the opening market price of the Company's shares on the date of the board approval of the grant. Granted options will vest over a four-year period, 25% over each year of employment. The options granted are exercisable for a period of ten years from the date of grant. If as a result of future equity financings (excluding the exercise or conversion of currently existing warrants, options or other rights to acquire the Company's securities), the CEO's total number of options granted to him through April 30, 2007 would represent less than 1.2% of the total number of issued and outstanding shares of the Company as of such date, additional options will be granted to the CEO to result in a 1.2% holding of the total number of issued and outstanding shares of the Company as of April 30, 2007. The grant of the options is subject to the approval of the Company's shareholders.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)


NOTE 4 - OTHER RECENT DEVELOPMENTS (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (4) OPTIONS TO EMPLOYEES - In May 2005, the Company's Board of Directors approved the grant of 2,900,000 options to the Company's employees at an exercise price equal to the Company's share market price as of the date of grant. The options granted will vest over a four-year period from the date of grant and will expire ten years from such date.


     C.   TERMINATION OF A JOINT DEVELOPMENT AGREEMENT

          In April 2005, a Japanese semiconductor manufacturer corporation has elected, and the Company has agreed, to cease the joint development of certain technology and to terminate the agreement entered into between the parties in May 2002 described in Note 12B(3) to the 2004 audited consolidated financial statements ("the Original Agreement"). According to the terms of the termination agreement, the Japanese manufacturer paid an amount of $2,500 in April 2005. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the Original Agreement. The license rights granted to the parties continue pursuant to the terms of the Original Agreement. As a result, during the second quarter of 2005, the Company expects to recognize revenues in the aggregate amount of $8,000, of which $5,500 is presented as deferred revenues and included as a long-term liability as of the balance sheet date.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

          With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See F below for the presentation of the Company's unaudited balance sheet as of March 31, 2005 in accordance with U.S. GAAP.

          A. PRESENTATION OF DESIGNATED CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS

               In accordance with U.S. GAAP, the Company's designated cash, short-term and long-term interest-bearing deposits should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of March 31, 2005, $17,614 and $5,071 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2004 - $53,793 and $5,134, respectively).

          B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

               Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of March 31, 2005 an amount of $16,055 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2004 - $16,350).

          C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

               Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of March 31, 2005 would have resulted in: an increase in other long-term investments in the amount of $1,555; an increase in other long-term liabilities in the amount of $1,124; a decrease in other comprehensive loss for the three months ended March 31, 2005 in the net amount of $3,169; an accumulated other comprehensive loss component of equity balance as of March 31, 2005 in the amount of $3,886; and in a decrease of $4,287 in property and equipment, net as of March 31, 2005.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     D.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through March 31, 2005 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows:

                                          Three months ended
                                       ------------------------
                                               March 31,
                                       ------------------------
                                         2005            2004
                                       --------        --------
                                              (unaudited)

PRO FORMA LOSS
Loss for the period, as reported
    according to U.S. GAAP
    (see G below)                      $(55,320)       $(38,491)
Add - stock-based compensation
    determined under SFAS 123            (1,092)         (1,331)
                                       --------        --------
Pro forma loss                         $(56,412)       $(39,822)
                                       ========        ========

BASIC LOSS PER SHARE
As reported according to U.S.
    GAAP (see H below)                 $  (0.84)       $  (0.62)
                                       ========        ========

Pro forma                              $  (0.86)       $  (0.65)
                                       ========        ========

     E.   SALE OF SECURITIES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of March 31, 2005 and December 31, 2004 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S.GAAP for the periods ended at such dates would have been immaterial.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     F.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                            AS OF MARCH 31, 2005                   AS OF DECEMBER 31, 2004
                                                     -----------------------------------    -----------------------------------
                                             U.S.     AS PER                    AS PER      AS PER                    AS PER
                                             GAAP     ISRAELI      ADJUST-        U.S.      ISRAELI       ADJUST-       U.S.
                                            REMARK     GAAP         MENTS        GAAP         GAAP         MENTS        GAAP
                                          ---------  ---------    ---------    ---------    ---------    ---------    ---------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                     $  34,507     $           $  34,507    $  27,664    $            $  27,664
       DESIGNATED CASH AND SHORT-TERM
       INTEREST-BEARING DEPOSITS               A        17,614      (17,614)           -       53,793       (53,793)          -
       TRADE ACCOUNTS RECEIVABLE                        12,141                    12,141       19,286                    19,286
       OTHER RECEIVABLES                                 9,430                     9,430       11,365                    11,365
       INVENTORIES                                      21,624                    21,624       25,669                    25,669
       OTHER CURRENT ASSETS                                861                       861        1,818                     1,818
                                                     ---------    ---------    ---------    ---------    ---------    ---------
             TOTAL CURRENT ASSETS                       96,177      (17,614)      78,563      139,595      (53,793)      85,802
                                                     ---------    ---------    ---------    ---------    ---------    ---------

    LONG-TERM INVESTMENTS
       LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR FAB 2 OPERATIONS      A         5,071       (5,071)           -        5,134       (5,134)           -
       OTHER LONG-TERM INVESTMENTS            B, C           -       17,610       17,610            -       16,350       16,350
                                                     ---------    ---------    ---------    ---------    ---------    ---------
                                                         5,071       12,539       17,610        5,134       11,216       16,350
                                                     ---------    ---------    ---------    ---------    ---------    ---------

    PROPERTY AND EQUIPMENT, NET                C       587,707       (4,287)     583,420      609,296       (4,619)     604,677
                                                     ---------    ---------    ---------    ---------    ---------    ---------

    DESIGNATED CASH AND SHORT-TERM AND
       LONG-TERM INTEREST-BEARING DEPOSITS     A             -       22,685       22,685            -       58,927       58,927
                                                     ---------    ---------    ---------    ---------    ---------    ---------

    OTHER ASSETS, NET                          E        92,478         (196)      92,282       93,483         (196)      93,287
                                                     =========    =========    =========    =========    =========    =========


             TOTAL ASSETS                            $ 781,433    $  13,127    $ 794,560    $ 847,508    $  11,535    $ 859,043
                                                     =========    =========    =========    =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       TRADE ACCOUNTS PAYABLE                        $  53,249    $            $  53,249    $  65,326    $            $  65,326
       CURRENT MATURITIES OF CONVERTIBLE
         DEBENTURES                            E         6,575         (640)       5,935            -                         -
       OTHER CURRENT LIABILITIES                         9,625                     9,625       10,678                    10,678
                                                     ---------    ---------    ---------    ---------    ---------    ---------
             TOTAL CURRENT LIABILITIES                  69,449         (640)      68,809       76,004            -       76,004

    LONG-TERM DEBT                                     497,000                   497,000      497,000                   497,000

    CONVERTIBLE DEBENTURES                     E        19,724       (1,919)      17,805       26,651       (2,559)      24,092

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                          63,326                    63,326       64,428                    64,428

    OTHER LONG-TERM LIABILITIES               B, C      19,274       17,179       36,453       15,445       18,756       34,201
                                                     ---------    ---------    ---------    ---------    ---------    ---------
             TOTAL LIABILITIES                         668,773       14,620      683,393      679,528       16,197      695,725
                                                     ---------    ---------    ---------    ---------    ---------    ---------

    SHAREHOLDERS' EQUITY
       ORDINARY SHARES, NIS 1.00 PAR
          VALUE - AUTHORIZED 250,000,000
          SHARES; ISSUED 66,999,796 SHARES              16,274                    16,274       16,274                    16,274
       ADDITIONAL PAID-IN CAPITAL              E       517,476        2,363      519,839      517,476        2,363      519,839
       SHAREHOLDER RECEIVABLES                             (26)                      (26)         (26)                      (26)
       ACCUMULATED OTHER COMPREHENSIVE LOSS    C             -       (3,886)      (3,886)           -       (7,055)      (7,055)
       ACCUMULATED DEFICIT                            (411,992)          30     (411,962)    (356,672)          30     (356,642)
                                                     ---------    ---------    ---------    ---------    ---------    ---------
                                                       121,732       (1,493)     120,239      177,052       (4,662)     172,390
       TREASURY STOCK, AT COST - 1,300,000
          SHARES                                        (9,072)                   (9,072)      (9,072)                   (9,072)
                                                     ---------    ---------    ---------    ---------    ---------    ---------
             TOTAL SHAREHOLDERS' EQUITY                112,660       (1,493)     111,167      167,980       (4,662)     163,318
                                                     =========    =========    =========    =========    =========    =========
             TOTAL LIABILITIES AND
               SHAREHOLDERS' EQUITY                  $ 781,433    $  13,127    $ 794,560    $ 847,508    $  11,535    $ 859,043
                                                     =========    =========    =========    =========    =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     G.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have materially affected the results of operations for the three-month periods ended March 31, 2005 and 2004.

     H.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described in G above), the basic and diluted loss per share for the three-month periods ended March 31, 2005 and 2004 would be $0.84 and $0.62, respectively.